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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 17609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

8009 Genoa Avenue

(No. and Street)

Lubbock	Texas	79424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Hornak 806-793-2525

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC

(Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)





OATH OR AFFIRMATION

I, Miles Hornak   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Kuykendall & Schneider, Inc.   , as
of December 31   , 20 19   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

BRENDAN KING
Notary Public, State of Texas
Comm. Expires 08-31-2021
Notary ID 131266486

_____
Signature

President _____

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
    of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
    consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2019
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KUYKENDALL & SCHNEIDER, INC.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuykendall & Schneider, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kuykendall & Schneider, Inc.'s management. Our responsibility is to express an opinion on Kuykendall & Schneider, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kuykendall & Schneider, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kuykendall & Schneider, Inc.'s financial statements. The supplemental information is the responsibility of Kuykendall & Schneider, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kuykendall & Schneider, Inc.'s auditor since 2019.

Austin, Texas
February 19, 2020

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	436,502
Receivables:		
Broker or Dealer		69,388
Related Party Operating Lease Right of Use		202,333
Deposits and Other Assets, Net		20,894
TOTAL ASSETS	$	729,117

LIABILITIES

Current Liabilities:		
Accounts Payable and Accrued Expenses	$	51,658
Related Party Operating Lease Liability - Current		45,535
Total Current Liabilities		97,193
Long-term Liabilities:		
Related Party Operating Lease Liability - Long-term		156,798
Total Long-term Liabilities		156,798
TOTAL LIABILITIES	$	253,991

STOCKHOLDER'S EQUITY

Common Stock, $10 par; Authorized		
500,000 Shares; Issued 670	$	6,700
Retained Earnings		468,426
TOTAL STOCKHOLDER'S EQUITY		475,126
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	729,117

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUE

Direct Fund Commissions	$	147,437
Mutual Fund 12b-1 Fees		980,909
Total Distribution Fees		1,128,346
Brokerage Commissions		21,473
Brokerage Mutual Fund Commissions		72,986
Total Commissions		94,459
Interest Income		2,324
		1,225,129

EXPENSES

Employee Compensation		818,492
Brokerage Expense		47,884
Related Party Occupancy		48,957
Taxes - Other than Income		32,634
Other Operating Expense		67,133
		1,015,100
Net Income	$	210,029
Income Earnings per Share of Common Stock	$	313

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
Balance, December 31, 2018	6,700	283,397	290,097
Owner's Draw Year Ended December 31, 2019	-	(25,000)	(25,000)
Net Income Year Ended December 31, 2019	-	210,029	210,029
Balance, December 31, 2019	$ 6,700	$ 468,426	$ 475,126

The accompanying notes are an integral part of
these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net Income	$	210,029
Change in Assets and Liabilities		
Receivables		(23,841)
Deposits and Other Assets		446
Accounts Payable and Accrued Expenses		(11,063)
Net Cash Provided by Operating Activities		175,571
Cash Flows from Investing Activities		–
Cash Flows from Financing Activities		
Owner's Draw		(25,000)
Net Increase (Decrease) in Cash		150,571
Cash and Cash Equivalents at Beginning of year		285,931
Cash and Cash Equivalents at End of Year	$	436,502
Supplemental Disclosures of Cash Flow Information:		
Related Party Right of Use Asset	$	202,333

The accompanying notes are an integral part of
these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019

NOTE 1: NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Texas on April 23, 1973 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Lubbock, Texas. The company operates under the provisions of Paragraphs K(2)(i) and K(2)(ii) of Rule 15c3-3 of the SEC. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash Equivalents
The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue from contracts with customers includes commission income and 12b-1 fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution Fees

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time, or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU No.2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019

This standard has been applied to the office lease which commenced March 1, 2019. See Note 4 for additional information regarding the Company's related party lease commitment.

NOTE 3: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax return of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefit accrual was zero. The Company will recognize tax benefits in income tax expense if incurred.

NOTE 4: RELATED PARTY LEASE COMMITMENT

The Company leases its office under a lease classified as an operating lease. The lease is amortized over 5 years. Total accumulated amortization related to the leased office space is $6,621 at December 31, 2019. The following is a schedule showing the future minimum lease payments under operating leases by years and the present value of the minimum lease payments as of December 31, 2019. The interest rate related to the lease obligation is 4.0% and the maturity date is February 29, 2024.

2020	$ 52,800
2021	52,800
2022	52,800
2023	52,800
2024	8,800
Total	$ 220,000
Less: Amount representing interest	17,667
Present Value of Minimum Lease Payments	$ 202,333

NOTE 5: LITIGATION

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 6: RISK MANAGEMENT

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

NOTE 7: RETIREMENT PLAN

The Company offers eligible employees the option to contribute a portion of their compensation to a SIMPLE IRA retirement plan. Employees are eligible to participate in the plan after they have been employed during one previous calendar year. The Company made contributions to employee accounts of $21,399 in 2019.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019

NOTE 8: <u>**NET CAPITAL REQUIREMENTS**</u>

The Company is subject to the SEC uniform net capital rule
("Rule 15c3-1"), which requires the maintenance of a minimum
amount of net capital and requires that the ratio of
aggregate indebtedness to net capital, both as defined, shall
not exceed 15 to 1. Rule 15c3-1 also provides that equity
capital may not be withdrawn or cash dividends paid if the
resulting net capital ratio would exceed 10 to 1. At
December 31, 2019, the Company had net capital and net
capital requirements of $434,969 and $5,000, respectively,
which was $429,969 in excess of the required minimum. The
Company's aggregate indebtedness to net capital ratio was
0.12 to 1.

NOTE 9: <u>**CONCENTRATIONS OF RECEIVABLES AND DEPOSITS**</u>

Hilltop Securities (HTS) clears trades for the Company and
requires a deposit of $15,000 be maintained at HTS for this
service. This amount is included with deposits on the
balance sheet. There was no outstanding balance due from
HTS as of December 31, 2019.

NOTE 10: <u>**BUSINESS CONCENTRATION**</u>

One mutual fund company accounted for 77% of revenues and
100% of Accounts Receivable in 2019.

NOTE 11: <u>**SUBSEQUENT EVENTS**</u>

The Company has evaluated subsequent events through February
19, 2020, the date of the Report of Independent Registered
Public Accounting Firm.

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Stockholders' Equity (Qualified)	$ 475,126
Non-allowable Assets	
Receivables - Broker or Dealer, net	34,263
Prepaid Assets	5,409
Deposits	485
Total Non-allowable Assets	40,157
NET CAPITAL	$ 434,969
Aggregate Indebtedness	
Accounts Payable and accrued expenses	51,658
Total Aggregate Indebtedness	$ 51,658
Computation of basis net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 429,969
Net Capital less 10% of Aggregated Indebtedness	$ 429,803
Ratio of aggregate indebtedness to net capital	0.12 to 1

No material differences were noted between the audited financial statements and the December 31, 2019, Part IIA FOCUS report of Kuykendall & Schneider, Inc., filed January 22, 2020, with respect to the Computation of Net Capital under Rule 15c3-1.

KUYKENDALL & SCHNEIDER, INC.
Schedule II & Schedule III
December 31, 2019

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.
The Company does not hold funds or securities for, or owe money or securities to,
customers.

Schedule III

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.
The Company did not maintain possession or control of any customer funds or
securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2019, in which (1) Kuykendall & Schneider, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuykendall & Schneider, Inc. claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Kuykendall & Schneider, Inc. stated that Kuykendall & Schneider, Inc. met the identified exemption provisions throughout the most recent fiscal year of December 31, 2019 without exception. Kuykendall & Schneider, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuykendall & Schneider, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 19, 2020

KUYKENDALL & SCHNEIDER, INC.

8009 GENOA AVENUE ~ LUBBOCK, TEXAS 79424
PHONE 806-793-2525 ~ FAX 806-793-2528

February 19, 2020

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2019

Kuykendall & Schneider, Inc. (the "Company") is responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) and 17 C.F.R. 240.15c3-3(k)(2)(ii).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule) as the Company is an introducing broker/dealer and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customer funds to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Miles Hornak
President



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of Kuykendall & Schneider, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kuykendall & Schneider, Inc. and the SIPC, solely to assist you and SIPC in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Kuykendall & Schneider, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kuykendall & Schneider, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 19, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _12/31/2019_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
12*12*******2390********************MIXED AADC 220
17609  FINRA  DEC
KUYKENDALL & SCHNEIDER INC
8009 GENOA AVE
LUBBOCK, TX  79424-1772
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MILES HORNAK 806-793-2525

WORKING COPY

2. A. General Assessment (item 2e from page 2) — $35.70

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (19.77)
   07/25/2019
   _____ Date Paid

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) — 15.93

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $_____

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ] $15.93
   Total (must be same as F above)

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _9_ day of _January_, 20 _20_ .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,225,130 ✓

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   1,225,130 ✓

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,201,332 ✓

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   1,201,332 ✓

2d. SIPC Net Operating Revenues $ 23,798 ✓

2e. General Assessment @ .0015 $ 35.70 ✓

(to page 1, line 2.A.)

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